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                                                                     EXHIBIT 4.7



                              EMPLOYMENT AGREEMENT

      This Employment Agreement ("Agreement") is made and entered into as of July 29, 2004 with effect from June 1, 2004 between Peter Shafron ("Executive") and James Hardie Building Products, Inc. and its affiliates (collectively "JH"), and is effective by its terms as herein provided.

      WHEREAS, Executive and JH desire to enter into this Agreement to establish and set forth the terms and conditions of Executive's employment with JH.

      WHEREAS, Executive and JH acknowledge that the terms of the Agreement constitute good and valuable consideration, the adequacy and sufficiency of which Executive and JH also acknowledge.

      NOW THEREFORE, in consideration of the mutual covenants herein contained, and as a result of the voluntary agreement of Executive and JH to execute and abide by the terms of the Agreement, Executive and JH agree as follows:

      1.    POSITION, DUTIES AND RESPONSIBILITIES

      (a) Position. The Executive hereby agrees to serve as a senior executive of JH in the position of Chief Financial Officer subject to all JH policies and procedures in effect from time to time as amended in the discretion of JH. The failure of JH to continue to employ Executive in the foregoing position shall be deemed a constructive termination of the Agreement by JH pursuant to Section 4(a). The Executive shall devote his best efforts and his full business time and attention to the performance of services to JH in this capacity and in such other senior executive capacity as may reasonably be requested by the Board of Directors of the Company ("Board"). JH shall retain full direction and control of the means and methods by which the Executive performs the above services.

      (b) Place of Employment. During the term of this Agreement, the Executive shall perform the services required by this Agreement at JH's present principal place of business or at such other location(s) as may be mutually agreed by JH and the Executive; provided, however, that JH may from time to time require the Executive to travel temporarily to other locations throughout the world on JH's business consistent with the business needs of JH.

      (c) Other Activities. Except with the prior written approval of the Board (which the Board may grant or withhold in its sole and absolute discretion), the Executive, during the Employment Period, will not (i) accept any other employment, (ii) serve on the board of directors or similar body of any other business entity, or (iii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be competitive with, or that might place him in a competing position to, that of JH.

      2.    TRADE SECRETS

      (a) Executive acknowledges by executing the Agreement, the requirement to adhere to all JH practices and policies including those concerning the preservation of JH's

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confidential information including but not limited to customer lists, pricing practices and lists, marketing plans, manufacturing processes and techniques, financial information including financial information set forth in internal records, files and ledgers or incorporated in profit and loss statements, financial reports and business plans, inventions, discoveries, devices, algorithms, as well as computer hardware and software (including but not limited to source code, object code, documentation, diagrams, flow charts, know how, methods and techniques associated with the development of a use of any of the foregoing computer software), all internal memoranda, legal opinions, any other records of JH including electronic and data processing files and records and any other information designated as a "Trade Secret" and/or constituting a trade secret and any communication within the applicable attorney-client privilege under any governing law and any other proprietary information not generally available to the public that JH considers confidential information collectively called "Confidential Information."

      (b) Executive agrees as a consequence of the Agreement, that he will not directly or indirectly use or disclose to any person, firm, or corporation any Confidential Information during the term of this Agreement or after this Agreement has expired by its terms, except in the normal course of business on behalf of JH, with the prior written consent of JH or to the extent necessary to comply with law or a valid order of a court of competent jurisdiction, in which event Executive will provide notice, in writing to JH at least ten (10) days prior to the date disclosure is sought to be made, or the amount of prior notice that Executive received, whichever is greater. Executive will at all times use his best efforts to prevent such prohibited use or disclosure of Confidential Information by any other person, firm or corporation.

      (c) Executive acknowledges his obligation to voluntarily execute documents and written Agreements upon request by JH concerning the preservation of and/or the nondisclosure of JH Confidential Information which both parties acknowledge are effective, notwithstanding the Agreement, and shall remain in effect in accordance with its terms and conditions and are intended to provide independent protection to JH in addition to the Agreement concerning the non-disclosure of Confidential Information simultaneously, as such documents reflect Executive's continuing obligation concerning the protection of JH's Confidential Information in the broadest manner possible consistent with applicable law.

      (d) Executive must not make, otherwise than for the benefit of JH, any personal notes, memoranda, diary entries and the like relating to any matter within the scope of the business of JH or concerning any of its dealings or affairs nor shall Executive either during the term of the Agreement of after its termination use or permit to be used any such personal note, memoranda or diary entry otherwise than for the benefit of JH.

      (e) Executive hereby assigns to JH all existing and future intellectual property, including copyright, in all material created by Executive arising out of employment or relating to any matter within the scope of the business of JH or concerning its dealings or affairs. Executive acknowledges that by virtue of this clause all such existing rights vest in JH and on their creation all such future rights also vest in JH. Any document (including personal notes, memoranda, or diary entries) created by Executive or relating to any matters within the scope of the business of JH and/or concerning its dealings or affairs will be the property of JH and must be left at its principle office or at such other place JH may direct upon termination of your employment under Section 4 of the Agreement.

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      (f)   Executive will immediately inform JH and provide it with full details relating to any or all processes, inventions, improvements, innovations and discoveries which Executive may make either alone or jointly with others in relation to or arising during the course of your employment ("Discoveries") whether or not the Discoveries are capable of being protected by patent, copyright, registered design or otherwise.

      (g) The Discoveries will be the sole and exclusive property of JH. Executive assigns to JH all existing and future rights relating to or arising from the Discoveries and on their creation all such rights vest in JH. Executive will sign all documents and do all acts necessary to obtain intellectual property protection for the Discoveries and to vest the ownership of such rights to JH.

      3.    COMPENSATION RELATED MATTERS

      (a) Salary. During the Employment Period, JH shall pay the Executive annual salary of not less than USD$337,000, to be paid consistent with the standard JH payroll practices (e.g., timing of payments and standard employee deductions, such as income tax withholdings, social security, etc.) applicable to similarly situated executives. The Executive's performance and salary shall be subject to review and adjustment consistent with the standard practices of JH in its discretion as approved by the Board.

      (b) Business Expenses. JH shall reimburse the Executive in connection with the conduct of the JH business upon presentation of sufficient evidence of such expenditures consistent with JH policies as in place from time to time (and subject to the limitations set forth herein).

      (c) Other Benefits. The Executive shall be entitled to participate in or receive health, welfare, life insurance, long-term disability insurance, vacation, and similar benefits as JH provides generally from time to time to similarly situated executives. The cost of all benefits described in the preceding sentence shall be that amount charged to similarly situated executives employed in the United States which shall be deducted from the Executive's salary as specified in Section 3(a). JH will pay the Executive an annual sum of $7,500 (net) on or around 1 July each year in respect of travel compensation as agreed between the company in a letter dated June 5, 2001 - - for so long as this arrangement remains in place for other executives at a similar level in the company

      (d) Annual Bonus. A cash bonus (the "Annual Bonus") to be paid each year pursuant to the JH Economic Profit Bonus Plan ("Plan"), subject to the achievement of goals established in accordance with the Plan, at the same time bonuses are generally paid to similarly situated executives of JH for the relevant fiscal year. Each year of the term of this Agreement, the Chief Executive Officer (CEO) of JH shall approve goals, which shall be reduced to writing and presented to the Executive. The targeted annual Bonus shall be 65% percent of the Executive's Annual Base Salary, which target shall not constitute a guarantee.

      (e) Gross Amounts. The Annual Base Salary and Annual Bonus set forth in this Section 3(a) and (d) shall be the gross amounts of such Annual Base Salary and Annual Bonus. The Executive is responsible for paying any and all taxes due on any amounts received

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by him as salary or annual bonus, including, but not limited to, any income tax, social security tax, Medicare tax or capital gains tax.

      (f) Car Allowance. JH will either lease an automobile for business and personal use by the Executive, or, in the alternative, the Executive will be entitled to an automobile lease allowance not to exceed USD$750 per month during the term of the Agreement. JH shall be responsible for all costs relating thereto, including gasoline, repairs, maintenance and insurance. All automobile insurance policies for such automobile shall name JH and the Executive as co-insureds. Personal taxation costs arising from the Executive's personal use of such automobile shall be the Executive's sole responsibility.

      (g) Annual Australia Trip and Taxation Advice . JH will provide one (1) annual trip for Executive and his immediate family. Costs to be compensated will be for round trip (Coach) airfare Los Angeles to Sydney. JH will also meet the reasonable costs of personal taxation advice and return preparation (Australia and United States) for the Executive and his wife during the term of this agreement and for the tax year (Australia and United States) following termination or separation.

      (i) Stock Incentive Plans. The Executive will participate in any and all stock or option compensation plans in place within the JH group at a level commensurate with the Executive's past participation and then current responsibilities and the decisions and policies of the board of James Hardie Industries NV as made and in place from time to time.

      4.    TERMINATION

      (a) The Agreement and the employment of Executive as provided herein, shall terminate upon the written resignation by Executive upon thirty (30) days written notice to JH and/or may be terminated by JH in its discretion upon thirty (30) days written notice, by the delivery to Executive of a written notice terminating the Agreement effective as of the date specified in such notice; however, Executive and JH specifically agree that Sections 2, 5, 6 and 7 shall survive the termination of this Agreement. Upon the termination of the Agreement as provided above, the obligation of JH to compensate Executive as set forth in Section 3 shall cease, except Executive may be entitled to compensation under any applicable incentive compensation plans described in 3(d) and/or welfare benefit plans described in 3(c) pursuant to the terms of the applicable plan not already paid Executive as of the date specified in the written resignation by Executive, or the written notice issued by JH, and/or as provided by applicable law.

      (b) JH expressly reserves the right to provide thirty (30) days' notice as provided above although not to assign any duties to Executive during that thirty (30) day period, provided Executive receives monthly compensation during the notice period.

      5.    SEVERANCE

      (a) Should JH exercise its discretion to terminate Executive's employment pursuant to Section 4, JH will provide one payment of Annual Salary and target Annual Bonus to Executive in the amount set forth in Section 3(a) and 3(d) less applicable deductions together

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with a proportion of the Annual Bonus represented by the months actually served by the Executive in the bonus year, at the target rate, the latter too be paid following the end of the year and finalization of accounts. For the purposes of this Section 5, a reduction by the Company in the Executive's Annual Base Salary to less than (a) $337,000 or (b) the Executive's Annual Base Salary at the time of such reduction constitutes termination of the Executive's employment unless done so with the written agreement of the Executive.

      (b) Payment to Executive pursuant to (a) above constitutes severance pay and shall be payable only upon the return to JH of a General Release and Covenant Not To Sue ("Release") in the form set forth in the Exhibit to the Agreement, executed by Executive in accordance with the provisions of the Release.

      (c) Executive agrees that the opportunity and/or the actual receipt of severance pay described in (a) or (b) above in any amount, is sufficient consideration for the provisions set forth in the Agreement as well as the Release.

      (d) For the period of twelve (12) months after his last day of employment as set forth in Section 4 subject to (c) above, Executive will be paid the amount charged by JH in accordance with applicable law for continued coverage under the applicable JH medical welfare benefit plan available to Executive as of his last day of employment within which he was a participant under the same terms, while JH simultaneously complies with Consolidated Omnibus Budget Reconciliation Act, as amended ("COBRA"), thereafter the payment of the entire premium being the sole responsibility of Executive for the remainder of the COBRA period.

      (e) Within 7 day's of the Executive's last day of employment as described in Section 4, Executive shall, relinquish and/or surrender possession, custody and control of any automobile or other vehicle or device provided by JH to Executive during the period of his employment pursuant to Section 3(f) or otherwise as a consequence of Executive's employment, which Executive acknowledges is the property of JH.

      (f) The rights of Executive in any JH plan that JH has voluntarily designated Executive as a participant concerning stock options shall vest in accordance with the terms of the plan, as amended or modified by JH in its discretion from time to time.

      6.    CONFIDENTIALITY

      Executive and his representatives, if any, agree that they will keep strictly confidential the terms and conditions of the Agreement and the consideration provided hereunder. The sole exceptions of confidentiality are for communications to Executive's personal attorneys (and attorney's employees, personal tax advisor, attorney and/or accountant) or as required by law. Executive further agrees to take all steps necessary to ensure that confidentiality is maintained by all the individuals or entities to whom authorized disclosure is or was made, including but not limited to informing them that the terms and execution of the Agreement are strictly confidential and are not to be disclosed to any person or entity.

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      7.    MISCELLANEOUS

      (a) Other than pursuant to a valid subpoena or order commanding attendance or testimony, Executive will not instigate the commencement of or participate or assist in any judicial or administrative proceeding or matter that may in any way involve the subject matter of the Agreement, his employment and/or former employment, and/or any allegations that Executive could have raised against JH in any forum on behalf of himself or other persons against JH and (b) Executive will not instigate the commencement of, or participate or assist in any judicial or administrative proceeding or matter brought on behalf of any current or former employees and/or current or former supplier or vendor against JH. In the event that Executive is commanded to attend any proceedings or provide testimony within the meaning of this Section, Executive agrees to provide in writing to JH at least ten (10) days prior notice of such attendance or testimony, or the amount of prior notice of such attendance or testimony that he received, whichever is greater.

      (b) Executive warrants that he will return to JH as of his last day of employment described in Section 4 all Confidential Information, including but not limited to documents, software, equipment (including, but not limited to, computers and computer related items), and all other property and materials belonging to JH including, but not limited to, computers and computer related items), and all other property and materials belonging to JH including, but not limited to, identification cards, keys, and the like, correspondence, notes and notebooks, drawings, prints, photographs, tape recorders, other written, typed, printed or recorded materials to which Executive had access or which Executive developed during the course of his employment with JH wherever such items may be located, and together with all copies (in whatever form thereof) of all materials relating to Executive's employment or obtained or created in the course of Executive's employment with JH.

      (c) Executive represents that other than those materials that he must return to JH pursuant to Section 7(b) above, he has not copied or caused to be copied, printed out or caused to be printed out, any Confidential Information, software or documents other than those documents generally available to the public, or retained any other materials originating or belonging to JH. Executive warrants that he has not and will not retain in his possession any such Confidential Information, software, documents or other materials in machine or human readable form.

      (d) If any of the provisions, terms, clauses or waivers, or releases of claims or rights contained in the Agreement are declared illegal, void, invalid, unenforceable, or ineffective in a court of competent jurisdiction, all remaining provisions, terms, clauses or waivers and releases of claims contained in the Agreement shall remain valid and binding upon both Executive and JH, and the provisions declared illegal, invalid, unenforceable or ineffective shall be modified to the extent necessary to allow it to be enforceable against either Executive or JH.

      (e) Executive and JH acknowledge that they have retained counsel or have had the opportunity to retain counsel concerning this Agreement, that they have read and fully understand the terms of the Agreement or have had it analyzed by their counsel, with sufficient

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time that they are fully aware of its contents and of its legal effect.
Executive and JH enter the Agreement freely and voluntarily and with a full understanding of its terms.

      (f) As part of the consideration for the benefits of the Agreement as well as the acceptance of obligations set forth in the Agreement, Executive expressly guarantees and has represented and does hereby express, warrant and represent to JH that:

            (a) he is legally competent and duly authorized to execute this Agreement and it has been read and explained to him in a language and a manner fully understandable to him; and

            (b) he has not assigned, pledged, or otherwise in any manner sold, hypothesized, or otherwise transferred or pledged either by instrument in writing or otherwise, any right, title, interest, or claim which he has or may have by reason of any claims, damages or otherwise sustained as of the effective date of the Agreement.

      (g) Executive agrees that damages may not be an adequate remedy for the breach of the covenants contained in Sections 2, 5, 6 and 7 above as Executive recognizes that such conduct constitutes irreparable harm to JH, therefore JH shall be entitled to immediate injunctive relief without notice against Executive and to receive from Executive all legal fees and other costs in incurred by JH to enforce such covenants, as well as any other remedy as provided by law.

      8.    ENTIRE AGREEMENT: NO AMENDMENT

      Other than confidentiality, IP assignment, non-compete and indemnity agreements, no agreements or representations, oral or otherwise, express or implied, have been made by either party with respect to Executive's employment by JH that are not set forth expressly in the Agreement, and there are no agreements or understandings whether express or implied, written or oral, between Executive and JH (other than as may exist in relation to express indemnities and D & O insurance) except the Agreement. Executive acknowledges that unless a written document is executed by the Chief Executive Officer (CEO) of JH amending the terms of the Agreement, he may not reasonably rely on representations of any officer and/or representative of JH to vary, modify and/or change the terms of the Agreement.

      9.    GOVERNING LAW

      The Agreement is to be construed and implemented under the laws of the State of California, without regard to principles of conflict of law or decisional authority in this regard, of the state or jurisdiction within which the Agreement is being enforced..

      10.   COUNTERPARTS

      The parties agree that this Agreement may be executed in counterparts, each of which shall be deemed to constitute an executed original.

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      11.   AMBIGUITY

      In the event that it shall be determined that there is any ambiguity contained in the Agreement, said ambiguity shall not be construed against either JH or Executive as a result of such party's preparation of the Agreement, which shall be construed in favor of or against either Executive or JH in light of all the facts, circumstances and intentions of the parties at the time this Agreement is effective.

      12.   ASSIGNMENT

      Executive may not assign any right (other than the right to receive income, if any) under the Agreement without the prior written consent of JH. If JH, or any entity resulting from any merger or consolidation with or into JH, is merged with or consolidated into, or with any other entity or entities, or if substantially all the assets of the aforementioned entities are sold or otherwise transferred (including through liquidation) to another entity, then the Agreement may be assigned without the consent of Executive and the provisions of the Agreement shall be binding upon and shall inure to the benefit of, a surviving benefit of, a surviving entity in, or the entity resulting from, such merger or consolidation, or the entity to which such assets are sold or transferred.

      13.   EFFECTIVE DATE

      Executive acknowledges that he has been advised to consult with counsel, and agrees that the Agreement shall only be effective if he voluntarily executes the Agreement and returns it to Peter Macdonald, James Hardie Building Products, Inc., 26300 La Alameda, Suite 100, Mission Viejo, CA 22691 within twenty-one
(21) days from the date Executive received the Agreement. Executive acknowledges that if he signs the Agreement, he will have seven (7) days after the executes it voluntarily to revoke it and the Agreement will not become effective until seven (7) days has expired, without Executive's revocation, from the date Executive voluntarily chooses to execute it.

      TO WITNESS WHEREOF, Executive and JH have caused the Agreement to be executed this twenty ninth day of July, 2004.

Date: 29 July 04                      /s/ Peter Shafron
                                      -----------------
                                      Peter Shafron

Date:29 July 04                       /s/ Peter Macdonald
                                      -------------------
                                      Peter Macdonald
                                      James Hardie Building Products, Inc.

Date: _____________________           __________________________
                                      Witness

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